Law Department
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

VIA EDGAR

February 16, 2012

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:       Request for Withdrawal of Application (the “Application”)
For an Order Pursuant to Sections 26(c) and 17(b) of the
Investment Company Act of 1940
File No. 812-13431

Ladies and Gentlemen:

The Lincoln National Life Insurance Company, Lincoln Life & Annuity Company of New York, Lincoln National Variable Annuity Account L, Lincoln Life & Annuity Variable Annuity Account L and Lincoln Variable Insurance Products Trust (collectively, the “Applicants”) hereby respectfully request the withdrawal of the above-referenced Application that was filed with the Securities and Exchange Commission on November  22, 2011. The Application requested an Order for Exemption from Sections 26(c) and 17(b) of the 1940 Act in connection with certain fund substitutions discussed in the Application.

The Applicants have elected not to pursue the fund substitutions as originally anticipated, making the requested Order unnecessary.

For further information relating to this request, please contact the undersigned directly at (260) 455-3917.

Sincerely,

Mary Jo Ardington
Associate General Counsel &
Vice President